UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. )*

GenSpera, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

37251Q118
(CUSIP Number)

12/15/2014
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS Craig A. Dionne
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,149,179 (1)
	6.	SHARED VOTING POWER 1,000,000 (2)
	7.	SOLE DISPOSITIVE POWER 5,149,179 (1)
	8.	SHARED DISPOSITIVE POWER 1,000,000 (2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,149,179(1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.9% (3)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Consists of :

(i)	1,464,749 shares of Common Stock owned by Craig Dionne;
(ii)	268,358 shares of Common Stock issuable upon conversion of an outstanding convertible note with accrued interest valued at $134,179 at a conversion price of $0.50 per share;
(iii)	1,136,943 options to purchase Common Stock issued on 1/7/14 with an exercise price of $1.42 per share and a term of 7 years, including: (a) 378,981 options granted as an annual discretionary bonus and (ii) 757,962 options granted as a long term incentive grant. The options were issued from the Issuer’s 2009 Executive Compensation Plan;
(iv)	561,394 options to purchase Common Stock issued on 3/25/13 with an exercise price of $2.178 per share and a term of 7 years, including: (a) 142,443 options granted as an annual discretionary bonus and (b) 418,951 options granted as a long term incentive grant. The options were issued from the from the Issuer’s 2009 Executive Compensation Plan;
(v)	415,155 options to purchase Common Stock issued on 1/2/12 with an exercise price of $2.21 per share and a term of 7 years, including: (a) 70,342 options granted as partial compensation of an annual discretionary bonus and (ii) 344,813 options granted as a long term incentive grant. The options were issued from the Issuer’s 2007 Equity Compensation Plan;
(vi)	302,580 options to purchase Common Stock as a long term incentive grant issued on 7/1/11 with an exercise price of $2.01 per share and a term of 7 years. The options were issued from the Issuer’s 2007 Equity Compensation Plan.
(vii)	1,000,000 options to purchase Common Stock issued on 9/2/09 with an exercise price of $1.65 per share and a term of 7 years. The options were issued from the Issuer’s 2009 Executive Compensation Plan as an inducement grant in connection with Reporting Person’s employment agreement dated 9/2/09.

(2)	Consists of (i) 566,260 shares of Common Stock held of record by Craig A Dionne & Bonnie Camille Dionne JTWROS; (ii) 433,740 shares of Common Stock held of record by Craig A Dionne & Bonnie Camille Dionne TTEEs of The Dionne Annuity Trust of 2011.

(3)	Based on 32,756,675 shares of Common Stock outstanding as of December 8, 2014 and including the number of securities convertible into Common Stock within 60 days of this report owned by Reporting Person.

Item 1(a).	Name of Issuer: GenSpera, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 2511 N. Loop 1604 W, Suite 204, San Antonio, Texas 78258.

Item 2(a).	Name of Person Filing: Craig A. Dionne

Item 2(b).	Address of Principal Business Office or, if none, Residence: 2511 N. Loop 1604 W, Suite 204, San Antonio, Texas 78258.

Item 2(c).	Citizenship: Craig A. Dionne – United States

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.0001

Item 2(e).	CUSIP Number: 37251Q118

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Item 4.	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 6,149,179 (1)(2)

(b)	Percent of class: 16.9% (3)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 5,149,179 (1)

	(ii)	Shared power to vote or to direct the vote: 1,000,000 (2)

	(iii)	Sole power to dispose or to direct the disposition of: 5,149,179 (1)

(iv)

Shared power to dispose or to direct the disposition of: 1,000,000 (2)

(1)   Consists of:

(i)    1,464,749 shares of Common Stock owned by Craig Dionne;

(ii)    268,358 shares of Common Stock issuable upon conversion of an outstanding convertible note with accrued interest valued at $134,179 at a conversion price of $0.50 per share;

(iii)  1,136,943 options to purchase Common Stock issued on 1/7/14 with an exercise price of $1.42 per share and a term of 7 years, including: (a) 378,981 options granted as an annual discretionary bonus and (ii) 757,962 options granted as a long term incentive grant. The options were issued from the Issuer’s 2009 Executive Compensation Plan;

(iv)  561,394 options to purchase Common Stock issued on 3/25/13 with an exercise price of $2.178 per share and a term of 7 years, including: (a) 142,443 options granted as an annual discretionary bonus and (b) 418,951 options granted as a long term incentive grant. The options were issued from the from the Issuer’s 2009 Executive Compensation Plan;

(v)   415,155 options to purchase Common Stock issued on 1/2/12 with an exercise price of $2.21 per share and a term of 7 years, including: (a) 70,342 options granted as partial compensation of an annual discretionary bonus and (ii) 344,813 options granted as a long term incentive grant. The options were issued from the Issuer’s 2007 Equity Compensation Plan;

(vi)  302,580 options to purchase Common Stock as a long term incentive grant issued on 7/1/11 with an exercise price of $2.01 per share and a term of 7 years. The options were issued from the Issuer’s 2007 Equity Compensation Plan;

(vii) 1,000,000 options to purchase Common Stock issued on 9/2/09 with an exercise price of $1.65 per share and a term of 7 years. The options were issued from the Issuer’s 2009 Executive Compensation Plan as an inducement grant in connection with Reporting Person’s employment agreement dated 9/2/09.

(2)   Consists of (i) 566,260 shares of Common Stock held of record by Craig A Dionne & Bonnie Camille Dionne JTWROS; (ii) 433,740 shares of Common Stock held of record by Craig A Dionne & Bonnie Camille Dionne TTEEs of The Dionne Annuity Trust of 2011.

(3) Based on 32,756,675 shares of Common Stock outstanding as of December 8, 2014 and including the number of securities convertible into Common Stock within 60 days of this report owned by Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Item 8.	Identification and Classification of Members of the Group:

Item 9.	Notice of Dissolution of Group:

Item 10.	Certifications:
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	12/15/2014

By:	/s/ Craig A. Dionne

Name:	Craig A. Dionne

Title:	CEO, President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, Provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(see 18 U.S.C. 1001).